Exhibit 99.1

FACE OF NOTE

UNLESS THIS REGISTERED NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC OR SUCH OTHER REPRESENTATIVE OF DTC OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

[FACE OF NOTE]

Ecopetrol S.A.

7.750% Notes due 2032

CUSIP 279158AW9

ISIN US279158AW93

US$[•]

No. [•]

Ecopetrol S.A., a mixed-economy company (sociedad de economía mixta) organized under the laws of the Republic of Colombia (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to Cede & Co., or its registered assigns, the principal sum of US$[•] on February 1, 2032.

Interest Payment Dates: February 1 and August 1 of each year, commencing on February 1, 2025.

Regular Record Dates: January 17 and July 17 of each year.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officer.

Date: October 21, 2024

Ecopetrol S.A.

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the 7.750% Notes due 2032 described in the within-mentioned Indenture.

The Bank of New York Mellon, as Trustee

By:
Name:
Title:

[REVERSE SIDE OF NOTE]

Ecopetrol S.A.

7.750% Notes due 2032 (the “Notes”)

1.             Principal and Interest.

The Company will pay the principal of this Note on February 1, 2032.

The Company promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth below, at the rate per annum shown above.

Interest will be payable semiannually on each Interest Payment Date, commencing February 1, 2025.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from October 21, 2024; provided that, if there is no existing default in the payment of interest and this Note is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

In the case of amounts not paid by the Company under this Note, interest will continue to accrue on such amounts, to the extent permitted by applicable law, at a default rate equal to 1.0% in excess of the interest rate on this Note, from and including the date when such amounts were due and owing and through and including the date of payment of such amounts by the Company.

2.             Method of Payment.

The Company will pay principal as provided above and interest (except defaulted interest) on the principal amount of the Notes as provided above on each February 1 and August 1 to the persons who are Holders (as reflected in the Note Register at the close of business on January 17 and July 17 immediately preceding the Interest Payment Date), in each case, even if the Note is cancelled on registration of transfer or registration of exchange after such record date; provided that, with respect to the payment of principal, the Company will not make payment to the Holder unless this Note is surrendered to a Paying Agent.

The Company will pay principal, premium, if any, and, as provided above, interest (and Additional Amounts, if any) in money of the United States that at the time of payment is legal tender for payment of public and private debts. However, the Company may pay principal, premium, if any, and interest by its check payable in such money. It may mail an interest check to a Holder’s registered address (as reflected in the Note Register). If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3.            Paying Agent and Security Registrar.

Initially, the Trustee will act as Authenticating Agent, Paying Agent in New York and Security Registrar. The Company may appoint or change any Authenticating Agent, Paying Agent or Security Registrar without notice. The Company, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Security Registrar or co-Security Registrar.

4.             Indenture; Limitations.

The Company issued the Notes under an Indenture dated as of July 23, 2009, as amended by Amendment No. 1 to the Indenture, dated June 26, 2015 (the “Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”) and an Officer’s Certificate dated October 21, 2024 (the “Officer’s Certificate”). Capitalized terms herein are used as defined in the Indenture or the Officer’s Certificate, as applicable, unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Notes shall prevail.

The Notes are general unsecured obligations of the Company. The Indenture does not limit the aggregate principal amount of Notes that may be issued.

5.             Optional Redemption.

Prior to December 1, 2031 (2 months prior to the maturity date of the Notes, the “Par Call Date”), the Company will have the right at its option to redeem any of the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem, at its option, the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes, as applicable, being redeemed plus accrued and unpaid interest thereon to the applicable redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H. 15 or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of the Notes, to be redeemed.

Notice of any optional redemption may be, at the Company’s discretion, subject to one or more conditions precedent, including, but not limited to, the completion of an equity offering or other corporate or financing transactions. In addition, if such optional redemption is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such optional redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed.

For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

6.             Withholding Tax Redemption.

The Notes may be redeemed at the Company’s election, in whole but not in part on any date, by the giving of notice as provided under Section 106 of the Indenture, at a price equal to 100% of the outstanding principal amount thereof, together with any Additional Amounts and accrued and unpaid interest to the Redemption Date, if, as a result of any change in, or amendment to, laws or treaties (or any regulation or rulings promulgated thereunder) of Colombia or any political subdivision or taxing authority thereof or therein or any change in the official application, administration or interpretation of such laws, treaties, regulations or rulings in such jurisdictions, the Company is or will become obligated to pay any Additional Amounts on the Notes, if such change or amendment is announced and becomes effective on or after the issuance of the Notes and such obligation cannot be avoided by taking commercially reasonable measures available to the Company; provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts.

Notice of any redemption will be mailed at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. Prior to the giving of notice of redemption of such Notes pursuant to Section 106 of the Indenture, the Company will deliver to the Trustee an Officer’s Certificate and a written opinion of recognized Colombian counsel independent of the Company and its Affiliates to the effect that all governmental approvals necessary for it to effect such redemption have been or at the time of redemption will be obtained and in full force and effect, and that the Company has or will become obligated to pay such Additional Amounts as a result of such change, amendment, application, administration or interpretation. On the Redemption Date, interest will cease to accrue on the Notes that have been redeemed.

7.            Partial Redemption.

If less than all of the Notes are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from the Outstanding Notes not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of the Notes; provided that no Note of U.S.$1,000 in principal amount or less shall be redeemed in part.

The Trustee shall promptly notify the Company and the Security Registrar (if other than itself) in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of the Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Notes redeemed or to be redeemed only in part, to the portion of the principal of such Notes which has been or is to be redeemed.

8.             Notice of Redemption.

Notice of any redemption pursuant to Section 5 hereof will be given in the manner provided in Section 106 of the Indenture, not less than 10 nor more than 60 days prior to the Redemption Date to the Holders of Notes to be redeemed. Failure to give notice by mailing in the manner herein provided to the Holder of any Note designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Notes or portion thereof.

Any notice that is mailed to the Holder of any Notes in the manner herein provided shall be conclusively presumed to have been duly given, whether or not such Holder receives the notice.

All notices of redemption shall state:

1.             the Redemption Date,

2.             the Redemption Price,

3.             if less than all Outstanding Notes are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the particular Note or Notes to be redeemed,

4.            in case any Note is to be redeemed in part only, the notice which relates to such Note shall state that on and after the Redemption Date, upon surrender of such Note, the Holder of such Note will receive, without charge, a new Note or Notes of authorized denominations for the principal amount thereof remaining unredeemed,

5.           that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Note or portion thereof to be redeemed, and, if applicable, that interest thereon shall cease to accrue on and after said date,

6.            the place or places where such Notes are to be surrendered for payment of the Redemption Price and any accrued interest and Additional Amounts pertaining thereto, and

7.            the CUSIP number or the Euroclear or the Clearstream Luxembourg reference numbers of such Notes, if any (or any other numbers used by a Depository to identify such Notes).

A notice of redemption published as contemplated by Section 106 of the Indenture need not identify particular Notes to be redeemed.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.

9.             Repurchase of Securities upon a Change of Control Repurchase Event.

The Company must commence, within 30 days of the occurrence of a Change of Control Repurchase Event, and consummate an Offer to Purchase for all Notes then Outstanding, at a purchase price equal to 101% of the principal amount of the Notes on the date of repurchase, plus accrued interest (if any) to the date of purchase. The Company is not required to make an Offer to Purchase following a Change of Control Repurchase Event if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this section if it were made by the Company and such third party purchases (for the consideration referred to in the immediately preceding sentence) the Notes validly tendered and not withdrawn prior to the mailing of the notice to Holders commencing such Offer to Purchase, but in any event within 30 days following any Change of Control Repurchase Event, the Company, covenants to (i) repay in full all Indebtedness of the Company that would prohibit the repurchase of the Notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such Indebtedness of the Company to permit the repurchase of the Notes. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to this Section 9.

The Company shall comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and other applicable securities laws or regulations in connection with making an Offer to Purchase upon the occurrence of a Change of Control Repurchase Event. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Section 9, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached the Company’s obligations under this Section 9 by virtue of the Company’s compliance with such securities laws or regulations.

10.          Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in minimum denominations of US$1,000 of principal amount and multiples of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Security Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Security Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

11.           Persons Deemed Owners.

A Holder shall be treated as the owner of a Note for all purposes.

12.           Unclaimed Money.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Company at its request. After that, Holders entitled to the money must look to the Company for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

13.           Discharge Prior to Redemption or Maturity.

The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of U.S. Dollars or Government Securities sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

14.           Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then Outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then Outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

15.           Restrictive Covenants.

The Indenture imposes certain limitations on the ability of the Company and its Material Subsidiaries, among other things, to create, incur or assume Liens (except for Permitted Liens), or, with respect to the Company, to consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and the properties and assets of its Subsidiaries (taken as a whole) as an entirety to, any entity or entities except under certain circumstances. Within 120 days after the end of each fiscal year, the Company must report to the Trustee on compliance with such limitations.

16.           Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

17.           Defaults and Remedies.

“Event of Default” means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)           default in the payment of any interest on any Note, or any Additional Amounts payable with respect thereto, when the interest becomes or the Additional Amounts become due and payable, and continuance of the default for a period of 30 days;

(2)           default in the payment of the principal of or any premium on any Note, or any Additional Amounts payable with respect thereto, when the principal or premium becomes or the Additional Amounts become due and payable at their maturity, upon redemption or otherwise, and continuance of the default for a period of 7 days;

(3)           default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in the Indenture solely for the benefit of a series of notes other than this series of Notes) or the Notes and continuance of the default or breach for a period of 60 days (inclusive of any cure period contained in any such covenant or other term for compliance thereunder) after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a notice of default under Section 603 of the Indenture;

(4)            any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any External Indebtedness of the Company, other than the Notes, or any Material Subsidiary of the Company, whether the External Indebtedness now exists or shall hereafter be created, shall occur and shall result in such External Indebtedness in aggregate principal amount (or, if applicable, with an issue price and accreted original issue discount) in excess of US$100.0 million (or its equivalent in another currency) becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(5)           the entry by a court having competent jurisdiction of one or more final and non-appealable judgments or final decrees against the Company or a Material Subsidiary involving in the aggregate a liability (not paid or fully covered by insurance) of 1% of Consolidated Net Tangible Assets (or its equivalent in another currency) or more, and all such judgments or decrees have not been vacated, discharged or stayed within 180 days after the date set for payment;

(6)            the Company admits that it is generally unable to pay its debts as they become due or passes a resolution to dissolve;

(7)            the entry by a court having competent jurisdiction of:

(a)           a decree or order for relief in respect of the Company in an involuntary proceeding under Bankruptcy Law, which decree or order shall remain unstayed and in effect for a period of 180 consecutive days;

(b)          a decree or order in an involuntary proceeding under Bankruptcy Law adjudging the Company to be insolvent, or approving a petition seeking a similar relief under Bankruptcy Law in respect of the Company, which decree or order shall remain unstayed and in effect for a period of 180 consecutive days; or

(c)           a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of the Company or of any substantial part of the property of the Company or ordering the winding up or liquidation of the affairs of the Company; and

(8)            the commencement by the Company of a voluntary proceeding under any applicable bankruptcy, insolvency or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Company to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Company of a petition or answer or consent seeking relief under any applicable bankruptcy, insolvency or other similar law, or the consent by the Company to the filing of the petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Company or any substantial part of the property of the Company or the making by the Company of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action.

If an Event of Default with respect to the Notes at the time Outstanding (other than an Event of Default specified in clause (7) or (8) of this Section 17) occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes may declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any declaration the principal or such lesser amount shall become immediately due and payable. If an Event of Default specified in clause (7) or (8) of this Section 17 occurs, all unpaid principal of and accrued interest on the Outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Note.

At any time after a declaration of acceleration or automatic acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul the declaration and its consequences if:

1.              the Company has paid or deposited with the Trustee a sum of money sufficient to pay (1) all overdue installments of interest on the notes and any Additional Amounts payable with respect thereto and (2) all fees and expenses incurred by the Trustee in accordance with the Indenture in connection with the Event of Default that gave rise to the acceleration by the Holders and the principal and any premium on the notes which have become due otherwise than by the declaration of acceleration and interest thereon; and

2.             all Events of Default with respect to the Notes, other than the nonpayment of the principal of, any premium and interest on, and any Additional Amounts with respect to the Notes which shall have become due solely by the acceleration, shall have been cured or waived.

No rescission granted shall affect any subsequent default or Event of Default or impair any right consequent thereon.

18.           Additional Amounts.

All payments to be made in respect of the Notes will be made free and clear of, and without deduction or withholding for or on account of, any taxes imposed or levied by or on behalf of Colombia or any political subdivision or authority of or in such jurisdiction having the power to tax (“Taxes”, and such jurisdictions, “Taxing Jurisdiction”), except to the extent such Taxes are imposed by applicable law. In the event that any Taxes are required by applicable law to be deducted or withheld from any payment required to be made in respect of the Notes or otherwise under the Indenture, then the amount of such payment shall be increased by an amount as may be necessary such that such payment is made, after withholding or deduction for or on account of such Taxes, in an amount equal to the amount that would have been received by the applicable recipient(s) in respect of such payment had no such Taxes (including any Taxes payable in respect of such Additional Amounts) been required to be so deducted or withheld (any such amounts, “Additional Amounts”).

Furthermore, the amount of any Taxes required to be withheld or deducted from any payment made in respect of the Notes or otherwise under the indenture shall be withheld or deducted from such payment (as increased by any Additional Amounts) and paid to the Taxing Jurisdiction imposing such Taxes in accordance with applicable law.

Notwithstanding the preceding sentences, no such Additional Amounts will be payable in respect of:

(i).           any Tax assessed or imposed by any Taxing Jurisdiction to the extent that such Tax would not have been assessed or imposed but for the applicable recipient or beneficial owner of such payment having a present or former connection with the Taxing Jurisdiction (including, without limitation, such holder being or having been a citizen or resident thereof or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein), other than solely by reason of the applicable recipient’s participation in the transactions effected by the Indenture and the receipt of payments thereunder (including under the Notes);

(ii).           any estate, inheritance, gift, personal property, sales, use, excise, transfer or other similar Tax imposed with respect to such payment;

(iii).         any such Taxes that would not have been imposed but for the failure of the applicable recipient or beneficial owner of such payment to comply with any certification, identification, information, documentation or other reporting requirement to the extent (a) such compliance is required by applicable law or an applicable treaty as a precondition to exemption from, or reduction in the rate of deduction or withholding of, such Taxes and (b) at least 30 days before the first payment date with respect to which the obligor with respect to a payment shall apply this clause (iii), such obligor shall have notified such recipient in writing that such recipient will be required to comply with such requirement;

(iv).         any Tax imposed as a result of any note being presented for payment (where presentation is required) more than 15 days after the relevant payment is first made available for payment to the applicable recipient (except to the extent that such recipient would have been entitled to Additional Amounts had the note been presented during such 15-day period);

(v).           any Tax payable other than by withholding or deduction from payments of principal or of interest on the note;

(vi).          any Tax imposed on or in respect of a payment to or on behalf of a holder or beneficial owner who would have been able to avoid such Tax in a commercially reasonable manner by presenting the relevant note to any other paying agent;

(vii).        any Tax imposed on or in respect of any note pursuant to sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any successor law or regulation implementing or complying with, or introduced in order to conform to, such sections or any intergovernmental agreement or any agreement entered into pursuant to section 1471(b)(1) of the Code; or

(viii).        any combination of the circumstances described in clauses (i) through (vii);

nor will any Additional Amounts be paid with respect to any payment to a recipient who is a fiduciary, partnership, limited liability company or any Person other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or a beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been in the place of such recipient.

The Company shall provide the trustee upon its request with documentation reasonably satisfactory to it evidencing the payment of Taxes in respect of which the Company has paid any Additional Amounts. Copies of such documentation will be made available to the applicable recipients upon written request therefor to the trustee.

The obligation to pay Additional Amounts will survive the repayment of the Notes and the sale or transfer of the Notes (or beneficial interests therein) by any investor.

In addition, the Company shall pay any and all other Taxes (“Other Taxes”) imposed by the relevant taxing authority imposing such Other Taxes in accordance with applicable law, excluding any such Other Taxes imposed by any jurisdiction outside of Colombia. As used herein, Other Taxes shall mean any and all stamp, documentary or similar taxes, or any other excise or similar levies that arise on account of any payment to be made under any Note or from the execution, delivery, registration, recording or enforcement of the Notes and the Indenture (other than any Taxes paid in accordance with the first paragraph of “—Additional Amounts”).

19.           Governing Law; Submission to Jurisdiction; Appointment of CSC; Sovereign Immunity Waiver.

The Indenture and this Note shall be governed by and construed in accordance with the laws of the State of New York except that the laws of Colombia will govern all matters relating to authorization and execution of the Indenture and this Note by the Company.

Each of the Trustee and the Company irrevocably consents and agrees, to the fullest extent permitted by applicable law, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or based on the Indenture and this Note may be brought in any United States federal or state court in the State of New York, County of New York.

The Company designates, appoints, and empowers Corporation Service Company with offices currently at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036, as its designee, appointee and agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against any of the Company in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with the Indenture and this Note and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes under Section 113 of the Indenture reasonably satisfactory to the Trustee. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 19 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service). The Company agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with the Indenture and this Note brought in the federal courts located in The City of New York or the courts of the State of New York located in The County of New York and hereby further irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

The Company irrevocably waives, to the fullest extent permitted by applicable law, any immunity (including sovereign immunity) from suit, action, proceeding or jurisdiction to which it might otherwise be entitled in any such suit, action or proceeding in any U.S. federal or New York State court in the Borough of Manhattan, The City of New York, or in any competent court in Colombia; except as provided under (i) Articles 192, 193 and 195 of Law 1437 of 2011 (Código de Procedimiento Administrativo y de lo Contencioso Administrativo), as amended by Article 87 of Law 2080 of 2021; and (ii) Articles 593, 594 and 595 et al of Law 1564 of 2012 (Código General del Proceso), pursuant to which the revenues, assets and property of the Company located in Colombia are not subject to execution, set-off or attachment; provided, however, that under the laws of Colombia, any suit, action, proceeding or jurisdiction for the collection of amounts ordered by or arising from collectable documents will be subject to the rules set forth under Articles 298 and 299 of Law 1437 of 2011 (Código de Procedimiento Administrativo y de lo Contencioso Administrativo), as amended by Articles 80, 81 and 87 of Law 2080 of 2021. Under the laws of Colombia, the regulations that govern statutes of limitations and other time limits for any suit, action, proceeding or jurisdiction may not be waived by the Company. In addition, to the extent that the Company or any of its revenues, assets or properties will be entitled, in any jurisdiction, to any immunity from setoff, banker’s lien, attachment or any similar right or remedy, and to the extent that there will be attributed, in any jurisdiction, such an immunity, the Company hereby irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction with respect to any claim, suit, action, proceeding, right or remedy arising out of or in connection with the Indenture and this Note. The Company reserves the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976, as amended, with respect to any action brought against it under the United States federal securities laws or any state securities laws.

20.           Trustee Dealings with Company.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or its Affiliates and may otherwise deal with the Company or its Affiliates as if it were not the Trustee, provided that if the Trustee acquires any conflicting interest, it must eliminate the conflict upon the occurrence of an Event of Default or else resign.

21.           No Recourse Against Others.

No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any shareholder, officer, director, employee or controlling person of the Company or of any successor thereof.

22.           Authentication.

This Note shall not be valid until the Trustee or Authenticating Agent signs the certificate of authentication on the other side of this Note.

23.          Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to Ecopetrol S.A., Carrera 13 No. 36-24 Bogota, Colombia, Attention: Investor Relations Officer.

FORM OF TRANSFER NOTICE

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

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_________________________________________________________________________

Please print or typewrite name and address including zip code of assignee

_________________________________________________________________________
the within Note and all rights thereunder, hereby irrevocably constituting and appointing

___________________________________________ attorney to transfer said Note on the books of the Company with full power of substitution in the premises.